SIGNATURES
Press Release Dated November 17, 2003
Press Release Dated November 18, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 2, 2003

Hawker Resources, Inc.
(formerly named SYNSORB Biotech Inc.)
Commission File No. 0-29214
(Translation of registrant’s name into English)

411-19th Street SE
Calgary, Alberta, Canada T2E 6J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit Number	Exhibit

1.	Press release dated November 17, 2003
2.	Press release dated November 18, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWKER RESOURCES, INC. (formerly named SYNSORB Biotech Inc.)

Dated: December 2, 2003	By:	“/s/ Barry Herring” Name: Barry Herring Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit
1.	Press release dated November 17, 2003
2.	Press release dated November 18, 2003